EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Resonant Inc.

We consent to the incorporation by reference in this registration statement of our report dated March 21, 2014, relating to the balance sheet of Resonant LLC as of December 31, 2012 and the balance sheet of Resonant Inc., successor company and a development stage company, as of December 31, 2013, and the related statements of operations, shareholders’ equity (deficit) and cash flows for the period May 29, 2012 (inception) to December 31, 2012, the year ended December 31, 2013 and the period May 29, 2012 (inception) to December 31, 2013 appearing in the Company’s Amendment No. 1 to Form S-1 filed with the Securities and Exchange Commission.  Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

/s/ Squar, Milner, Peterson, Miranda & Williamson, LLP

Los Angeles, California

March 21, 2014